United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  July 24, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: July 24, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 24, 2003	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2003
 (PESOS AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF JUNE 30, 2003)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 2Q03, Gruma Corporation continued to drive GRUMA's growth. GRUMA's net sales increased 13% versus 2Q02 as a result of the 9% volume growth in Gruma Corporation and price increases in most subsidiaries related to higher corn and wheat costs.

GRUMA's operating income for 2Q03 saw no change compared to 2Q02; Gruma Corporation's 17% increase in operating income was mostly offset by GIMSA's caution in implementing price increases ―which increases did not fully offset the rise in corn costs― in order to promote corn flour consumption.

GRUMA continued its efforts to reduce debt, which dropped 3% versus 2Q02 despite an extraordinary increase of US$50 million in corn purchases made early during the summer crop season in Mexico.

Consolidated Financial Highlights
(Ps millions)

	2Q03	2Q02	VAR (%)
VOLUME (thousand metric tons)	885	846	5
NET SALES	5,259	4,645	13
OPERATING INCOME	371	371	0
OPERATING MARGIN	7.1%	8.0%	(90) bp
EBITDA	620	615	1
EBITDA MARGIN	11.8%	13.2%	(140) bp
MAJORITY NET INCOME	157	(13)	1,277
ROE	5.5%	3.0%	250 bp

Debt
(US$ millions)
Jun.'03	Mar.'02	Var (%)	Jun.'02	Var (%)
638	646	(1)	657	(3)

CONSOLIDATED RESULTS OF OPERATIONS 2Q03 vs. 2Q02

Sales volume rose 5% as a result of higher volumes in Gruma Corporation, and, to a lesser extent, Molinera de Mexico and the Venezuela Operations1 . The volume increases, together with higher prices in most subsidiaries, were responsible for the 13% increase in net sales. Sales from foreign operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 64.0% from 61.4%, resulting primarily from GIMSA and, to a lesser extent, the Venezuela Operations and Molinera de Mexico. Cost of sales in GIMSA rose because its corn flour prices did not fully reflect higher corn costs. In absolute terms, cost of sales rose 18% due to higher corn and wheat costs and the aforementioned higher sales volume.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales dropped to 29.0% from 30.6%. The decrease was driven mainly by better expense absorption within the Venezuela Operations and, to a lesser extent, in Molinera de Mexico and Gruma Corporation. The optimization of distribution expenses in PRODISA also contributed to the consolidated improvement. In absolute terms, SG&A increased 7% mostly because of higher net sales in Gruma Corporation.

GRUMA's consolidated operating income remained flat, as the reduction in GIMSA's operating income offset the Gruma Corporation's 17% increase. Operating margin decreased to 7.1% from 8.0% due mainly to the fact that GIMSA's higher corn costs were not fully reflected in its corn flour prices.

Net Comprehensive Financing Cost

(Ps millions)

Items	2Q03	2Q02	Change	Comments
Interest expense	131	149	(18)	Lower debt and lower interest rates
Interest income	(14)	(15)	1	Lower interest rates
FX loss (gain)	(34)	168	(202)	Peso appreciation in 2Q03 versus peso devaluation in 2Q02
Monetary position loss (gain)	(37)	(12)	(25)	Changes in accounting policies (beginning December 2002) related to the monetary position of the U.S. operations and the absence of monetary losses in GIMSA
Total	46	290	(244)

Other expenses, net, resulted in expense of Ps 27 million, compared to an income of Ps 5 million in the same period last year, because the amortization of deferred assets related to excess of book value over cost of the acquisition of MONACA was completed in June 2002.

Taxes and employees' profit sharing were Ps 169 million, Ps 79 million higher than in 2Q02, due primarily to higher pretax income driven by foreign exchange gains. The effective tax rate was 56.7%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'')) was Ps 71 million, Ps 41 million more than in 2Q02, due mainly to the completion during 2Q02 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte, which was previously reported under this item.

GRUMA's total net income was Ps 200 million. The company reported majority net income of Ps 157 million, Ps 170 million higher than in the same period last year, due mainly to the aforementioned FX gain.

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

RESULTS BY SUBSIDIARY 2Q03 vs. 2Q02

GRUMA CORPORATION
 The 9% increase in volume was driven mainly by higher tortilla volume and, to a lesser extent, higher corn flour volume.
   Tortilla volume increased 10% primarily because of higher retail sales driven mainly by a 19% increase in corn flour tortilla volume. The corn flour tortilla volume increase reflected the successful rollout of the ''Great New Taste'' recipe for corn flour tortillas for retail sale, introduced in the marketplace at the end of 3Q02.
  Corn flour volume to third parties grew 6% mainly as a result of
  Strong demand from existing U.S. trade customers increasing their production of tortillas and tortilla chips, and
  The continuing influx of new trade customers that have converted from the traditional cooked corn method to the corn flour method.

Net sales increased 13%, reflecting the volume growth noted above and, to a lesser extent, price increases introduced to the marketplace during 1Q03 by both the corn flour and tortilla operations, prompted by higher corn costs.

Cost of sales  as a percentage of net sales remained flat at 53.5%. The price increases noted above and benefits from the better expense absorption of fixed manufacturing costs largely offset higher corn costs, higher natural gas costs, and the increased additive costs associated with the ''Great New Taste'' recipe for corn flour tortillas. In absolute terms, cost of sales increased 12% due to the volume and cost increases mentioned above.

SG&A as a percentage of net sales decreased to 36.5% from 36.7% due to better expense absorption in connection with the increase in net sales. In absolute terms, SG&A increased 12%, commensurate with the increase in sales volume.

Operating income increased 17% to Ps 262 million. Operating margin grew to 10.1% from 9.7%

GIMSA

Sales volume increased 1% as result of higher bulk sales. The volume increase reflects the aforementioned benefits derived from regional commercial strategies coupled with the cautious implementation of price increases in order to stimulate volume growth.

Net sales increased 4%, reflecting higher corn flour prices in connection with higher cost of corn and, to a lesser extent, higher volume.

Cost of sales increased 11% in absolute terms and, as a percentage of net sales, rose to 74.2% from 69.9%. Approximately 80% of the increase was driven by higher corn costs and 20% by higher fuel and electricity costs.

SG&A as a percentage of net sales rose to 18.8% from 18.4%, increasing 6% in absolute terms. GIMSA lowered administrative expenses by 4% as part of its program to redirect resources in order to strengthen its commercialization and customer-service infrastructure. These measures are all part of the company's commercial strategy to facilitate a resumption in volume growth. Selling expenses increased as a result of (1) the aforementioned strengthening of the commercialization and customer-service infrastructure, and (2) higher distribution expenses in connection with a rise in sales to DICONSA.

Operating income declined 38% to Ps 87 million, and operating margin dropped to 7.0% from 11.6% due to the higher corn costs mentioned above, which were not fully reflected in the company's corn flour prices.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for the Second Quarter 2003,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATION

The 2% increase in sales volume was driven mainly by higher corn flour volume in connection with increased market share within the corn flour industry. Offsetting the increase in corn flour, however, was a decline in wheat flour sales volume; the company had difficulty importing wheat due to the exchange controls imposed in February 2003. Since the end of May 2003, however, the company has been able to obtain dollars at a controlled exchange rate in order to continue importing wheat.

Net sales increased 36%, reflecting the implementation of price increases over the devaluation effect of the bolivar and, to a lesser extent, the sales volume growth mentioned above.

Cost of sales as a percentage of net sales increased to 73.9% from 69.9% because increases in the cost of raw materials (especially corn and wheat) were not fully reflected in corn flour and wheat flour prices due to price controls implemented by the Venezuelan government and in effect since February 2003. In absolute terms, cost of sales increased 43% as a result of increases in corn and wheat costs, the effect of devaluation on imported wheat costs, and, to a lesser extent, the sales volume growth noted above.

SG&A as a percentage of net sales decreased to 16.5% from 18.7% due to better absorption of fixed expenses in connection with increased net sales and because price increases outpaced the rise in operating expenses. In absolute terms, SG&A increased 19%, reflecting principally the effect of inflation.

Operating income increased 15% to Ps 64 million. Operating margin decreased to 9.6% from 11.3%.

MOLINERA DE MEXICO
The 10% volume increase was driven by higher bulk sales resulting from increased sales to GAMESA, Mexico's largest cookie maker; and, to a lesser extent, by higher retail sales owing to stronger wholesaler coverage in northern Mexico.

Net sales increased 22% due to (1) the 10% volume increase, and (2) higher wheat flour prices in connection with higher wheat costs.

Cost of sales as a percentage of net sales increased to 82.4% from 79.4% because increased competition prevented the company from raising the price of its bulk-presentation wheat flour commensurate with higher wheat costs, especially in the central region of Mexico. A change in the sales mix favoring bulk presentation also contributed to the increase. In absolute terms, cost of sales grew 26% due to the increases in sales volume and wheat costs mentioned above.

As a percentage of net sales, SG&A decreased to 18.9% from 21.9% as a result of the strong increase in net sales. SG&A increased 5% in absolute term, mostly as a result of higher freight expenses in connection with volume increases.

Operating loss increased by Ps 1 million to Ps 6 million.

GRUMA CENTRO AMERICA

Sales volume declined 1%, as a result of lower rice volume.

Net sales declined 3%. Net sales declined at a higher rate than did sales volume largely because of lower corn flour prices resulting from (1) a shift in the corn flour product mix toward cheaper brands (flankers and private-label) and bulk presentation, and (2) corn flour price discounts implemented to meet intensified competition from the traditional cooked-corn method and other corn flour producers.

Cost of sales as a percentage of net sales rose to 69.7% from 64.2%, primarily as a result of higher corn costs and the lower corn flour prices mentioned above. In absolute terms, cost of sales increased 6% due mainly to increased corn costs.

SG&A as a percentage of net sales was flat at 33.7%, decreasing 3% in absolute terms. The decrease came mainly from a reduction in the number of distribution routes and, to a lesser extent, optimization of information technology expenses.

Operating loss was Ps 9 million compared to operating income of Ps 5 million in 2Q02.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 28 million, Ps 21 million less than in 2Q02. Most of this reduction derived from lower administrative expenses at the company's corporate offices and, to a lesser extent, from smaller losses in PRODISA.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

FINANCIAL POSITION June 2003 vs. March 2003

Balance Sheet Highlights
 Total assets were Ps 21,746 million, Ps 244 million lower, mainly because of lower property, plant, and equipment (especially in GIMSA, because depreciation exceeded capital expenditures) and lower other assets in connection with working-capital optimization programs in GIMSA.

Total liabilities were Ps 9,727 million, Ps 354 million lower, mainly as a result of lower debt. In dollar terms, debt declined US$8 million, or 1%. In constant peso terms, debt declined Ps 308 million, or 4%, driven mainly by the appreciation of the peso during 2Q03.

Stockholders' equity on June 30, 2003, totaled Ps 12,019 million, 1% higher than the balance on March 31, 2003.

On June 20, 2003, Standard and Poor's Ratings Services raised its corporate credit rating of GRUMA to BB+ from BB. The upgrade reflects GRUMA's improved credit protection measures due to lower debt and increased cash flow.

On May 14, 2003, GRUMA paid a cash dividend of Ps 287 million, which represented Ps 0.65 per share and 6.6% of the stock price at the payment date. GRUMA's board of directors proposed the dividend payment based on the fact that, in 2003, GRUMA has been generating free cash flow sufficient to cover capital expenditures and to reduce its debt and is once again improving its financial ratios to healthy levels.

Schedule of Debt Amortizations and Debt Ratios
As of June 30, 2003, 100% of GRUMA's debt was dollar denominated and 8% percent was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2004	2005	2006	2007...	Total
Syndicated loan		50	250			300
Yankee bond					250	250
Private placement	1	1	1	2	13	18
Other	52	4	3		11	70
TOTAL	53	55	254	2	274	638

Debt Ratios

(last twelve months)

	2Q03	1Q03	2Q02
Debt/EBITDA	2.6	2.8	2.9
EBITDA/net interest expense	5.1	4.9	4.6

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 106 million during 2Q03 and were applied mainly to expand capacity and upgrade technology in Gruma Corporation.

FINANCIAL RATIOS

Operational Ratios

	2Q03	1Q03	2Q02
Accounts receivable outstanding (days to sales)	37	39	41
Inventory turnover (days to cost of sales)	62	66	55
Net working capital turnover (days to sales)	54	53	53
Asset turnover (total assets to sales)	1.0	1.1	1.1

Profitability Ratios

	2Q03%	1Q03%	2Q02%
ROA	3.0	2.2	1.6
ROE	5.5	4.0	3.0
ROIC	6.4	6.3	4.6

CONFERENCE CALL
The company will hold a conference call to discuss 2Q03 results on July 25, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 301482. For further details, please go to the Investor Relations page of the web site. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon, of which 48% derived from the United States and Europe operations. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of June 30, 2003, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to a ''Mexican GAAP.''
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of bulletin B-10, applying the general consumer price index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are converted to Mexican pesos, applying the exchange rate in effect at the end of the period.

  For comparability purposes, the 2002 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2002, and the corresponding inflation and exchange-rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  Figures for Gruma Corporation were converted from dollars to pesos using convenience translations with the exchange rate of Ps 10.44/dollar as of June 30, 2003. The differences between Mexican GAAP and U.S. GAAP, applied to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

  Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 10.44/dollar as of June 30, 2003.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q03**	2Q02	VAR (%)	1Q03	VAR (%)	**2003**	2002	VAR (%)
NET SALES	**5,259**	4,645	13	5,091	3	**10,350**	9,111	14
GROSS PROFIT	**1,895**	1,790	6	1,806	5	**3,701**	3,455	7
GROSS MARGIN (%)	**36.0%**	38.6%		35.5%		**35.8%**	37.9%	
OPERATING INCOME	**371**	371	0	293	27	**664**	648	2
OPERATING MARGIN (%)	**7.1%**	8.0%		5.8%		**6.4%**	7.1%	
COMPREHENSIVE FINANCING COST (INCOME)	**46**	290		121		**167**	348	
INTEREST EXPENSE	**132**	150		139		**271**	284	
INTEREST INCOME	**(14)**	(15)		(17)		**(31)**	(33)	
FOREIGN EXCHANGE LOSS (GAIN)	**(34)**	168		94		**60**	144	
MONETARY POSITION (GAIN) LOSS	**(37)**	(12)		(96)		**(134)**	(48)	
OTHER (INCOME) EXPENSE, NET	**27**	(5)		34		**61**	(42)	
TAXES AND EMPLOYEES' PROFIT SHARING	**169**	89		116		**285**	182	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(71)**	(30)		(38)		**(109)**	(36)	
NET INCOME	**200**	26	662	60	235	**260**	196	32
MAJORITY NET INCOME	**157**	(13)	1,277	29	436	**186**	99	88
EARNINGS PER SHARE[1]	**0.35**	(0.03)	1,291	0.07	433	**0.42**	0.22	90
EARNINGS PER ADR (US$)[2]	**0.14**	(0.01)	1,291	0.03	433	**0.16**	0.08	90
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**249**	244		245		**494**	473	
DEPRECIATION AND AMORTIZATION, TOTAL	**275**	223		278		**552**	418	
EBITDA[3]	**620**	615	1	538	15	**1,158**	1,122	3
INVESTMENTS	**106**	264		113		**219**	360	

BALANCE SHEET SUMMARY	**Jun-03**	Jun-02	VAR (%)	Mar-03	VAR (%)
CASH AND CASH EQUIVALENTS	**512**	266	92	484	6
TRADE ACCOUNTS RECEIVABLE	**2,138**	2,138	0	2,187	(2)
OTHER ACCOUNTS RECEIVABLE	**707**	708	(0)	640	10
INVENTORIES	**2,318**	1,757	32	2,427	(5)
CURRENT ASSETS	**5,936**	5,052	18	5,963	(0)
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,476**	12,699	(2)	12,581	(1)
TOTAL ASSETS	**21,746**	21,219	2	21,990	(1)
SHORT-TERM DEBT	**551**	688	(20)	711	(23)
CURRENT LIABILITIES	**2,728**	2,725	0	3,105	(12)
LONG-TERM DEBT	**6,108**	6,094	0	6,256	(2)
TOTAL LIABILITIES	**9,727**	9,195	6	10,081	(4)
MAJORITY STOCKHOLDERS' EQUITY	**9,375**	9,529	(2)	9,529	(2)
STOCKHOLDERS' EQUITY	**12,019**	12,024	(0)	11,909	1
CURRENT ASSETS/CURRENT LIABILITIES	**2.18**	1.85		1.92	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.81**	0.76		0.85	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.36**	0.36		0.37	
BOOK VALUE PER SHARE[1]	**21.14**	21.25		21.60	

[1] On the basis of 443,504,343 shares as of June 30, 2003, 448,429,186 shares as of June 30, 2002, and 441,183,943 shares as of March 31, 2003.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.44 per dollar as of June 30, 2003.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS: UNTIL 1 YEAR	DENOMINATED IN PESOS: MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES: CURRENT YEAR	NATIONAL: UNTIL 1 YEAR	NATIONAL: UNTIL 2 YEARS	NATIONAL: UNTIL 3 YEARS	NATIONAL: UNTIL 4 YEARS	NATIONAL: UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES: CURRENT YEAR	FOREIGN: UNTIL 1 YEAR	FOREIGN: UNTIL 2 YEARS	FOREIGN: UNTIL 3 YEARS	FOREIGN: UNTIL 4 YEARS	FOREIGN: UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
BCI	10/07/03	2.50	-	-	-	-	-	-	-	-	104,400	-	-	-	-	-
INBURSA	01/07/03	3.60	-	-	-	-	-	-	-	-	135,720	-	-	-	-	-
RABOBANK	25/07/2003	2.53	-	-	-	-	-	-	-	-	187,920	-	-	-	-	-
SCOTIABANK	30/05/2006	3.31	-	-	-	-	-	-	-	-	6,205	6,204	25,432	26,304	8,972	-
CITIBANK	7/7/03	3.35	-	-	-	-	-	-	-	-	41,761	-	-	-	-	-
SCOTIABANK	27/09/2003	3.35	-	-	-	-	-	-	-	-	8,352	-	-	-	-	-
SCOTIABANK	3/10/03	3.57	-	-	-	-	-	-	-	-	25,056	-	-	-	-	-
BANCO DEL CARIBE	17/10/2003	21.00	-	-	-	-	-	-	-	-	13,050	-	-	-	-	-
BANCO DE VENEZUELA	2/10/03	23.00	-	-	-	-	-	-	-	-	9,788	-	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	42,752
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	67,234
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (YANKEE)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,610,000
BANK OF AMERICA	23/12/2005	3.13	-	-	-	-	-	-	-	-	-	-	522,000	2,610,000	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	-	14,439	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	689	-	741	793	846	2,944
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	11,181	459	12,601	13,635	14,762	134,530
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**544,122**	**6,663**	**575,213**	**2,650,732**	**24,580**	**2,857,460**
SUPPLIERS																
OTHERS			404,136	-	-	236,904	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**404,136**	**0**	**0**	**236,904**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	6,144	1,524,043	-	45,905	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**6,144**	**1,524,043**	**0**	**45,905**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**404,136**	**6,144**	**1,524,043**	**236,904**	**45,905**	**0**	**0**	**0**	**544,122**	**6,663**	**575,213**	**2,650,732**	**24,580**	**2,857,460**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION: VOLUME	TOTAL PRODUCTION: AMOUNT	NET SALES: VOLUME	NET SALES: AMOUNT	MARKET SHARE (%)	MAIN: TRADEMARKS	MAIN: COSTUMERS
CORN FLOUR	688,309	1,855,786	685,523	2,441,417	72	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	5,341	16,568	4,859	30,988	28	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	2,937	13,585	2,636	37,129	34	MISION	CONVENIENCE STORE
FRITTER	1,943	21,790	1,937	21,626	37	MISION	CONVENIENCE STORE
WHEAT FLOUR	285,094	676,150	274,271	925,869	15	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	8,647	-		-
TOTAL		2,583,879		3,465,676			

FOREIGN SELL

MAIN PRODUCT	NET SALES: VOLUME	NET SALES: AMOUNT	DESTINATION	MAIN: TRADEMARKS	MAIN: COSTUMERS
CORN AND WHEAT FLOUR	289,387	1,478,906	C. Y S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	5,963	68,739			
PALMITO (BOXS EQ.)	1,564	61,285	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	1,564	69,271	C. Y S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	17,721	99,725	C. Y S.AMERICA	LUISIANA	SUPER MARKET
OAT	-	9,803	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	180,348	988,323	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	294,582	4,108,141	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	415			
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		6,884,608			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES: PORTION	NUMBER OF SHARES: PORTION	NUMBER OF SHARES: MEXICAN	NUMBER OF SHARES: SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos): FIXED	CAPITAL STOCK (Thousands of Pesos): VARIABLE
B		-	443,504,343			443,504,343	4,247,316	
TOTAL			**443,504,343**	-	-	**443,504,343**	**4,247,316**	-

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S